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                           February 19, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:     Andrew A. Gerber

     Re:  STATION CASINOS, INC. REGISTRATION STATEMENT
          ON FORM S-11 (REGISTRATION NO. 333-41735)

Ladies and Gentlemen:

     Station Casinos, Inc. (the "Company") hereby amends its earlier filed request for withdrawal of its Registration Statement on Form S-11 (Registration No. 333-41735), filed with the Commission on December 8, 1997 to add to such request the information that the withdrawal is requested because the transaction in which the securities to be registered would have been issued and sold has been abandoned in light of the agreement of the Company to merge with and into Crescent Real Estate Equities Company, a Texas real estate investment trust.

     Please advise the undersigned and our counsel, Eric H. Schunk of Milbank, Tweed, Hadley & McCloy, 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017, Telephone No. (213) 892-4436, Fax No. (213) 629-5063, of the effectiveness of the order granting the withdrawal of the Registration Statement.

                                                 Very truly yours,
                                                 Station Casinos, Inc.



                                                 /s/ GLENN C. CHRISTENSON
                                                 ---------------------------
                                                 By:    Glenn C. Christenson
                                                 Title: Chief Financial Officer